Exhibit 99.7

WEIBO CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: WB)

PROXY CARD FOR CLASS A MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD

AT 7/F, NO.8 SINA PLAZA, COURTYARD 10, THE WEST, XIBEIWANG E.R. HAIDIAN DISTRICT, BEIJING ON

DECEMBER 1, 2021 AT 1:30 P.M. (BEIJING TIME)

I/We,____________________________________________________________________________________________________________________

Please Print Name(s)

of______________________________________________________________________________________________________________________________

Please Print Address(es)

the undersigned, being the registered holder(s) of _____________________ Class A ordinary shares (Note 1), par value US$0.00025 per share, of Weibo Corporation (the “Company”), hereby appoint the Chairman of the Class A Meeting(Note 2) or ________________________________________________ of ______________________________________________________________________________________________________________________

as my/our proxy to attend and act for me/us at the class meeting of holders of Class A ordinary shares (the “Class A Meeting”) and at any adjournment(s) or postponement(s) thereof, and in the event of a poll voting, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

		FOR	AGAINST	ABSTAIN
	PROPOSALS	(Note 3)	(Note 3)	(Note 3)
1.	As a special resolution,	☐	☐	☐

THAT, subject to the passing of the special resolution at the annual general meeting of the shareholders of the Company and the passing of the class-based resolutions at the class meeting of holders of Class B ordinary shares with a par value of US$0.00025 each, each convened on the same date and at the same place as the Class A Meeting, the Company’s Second Amended and Restated Memorandum and Articles of Association be amended and restated in its by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Appendix II to the notice of the Class A Meeting.

Dated _________________, 2021                        Signature(s) (Note 4) ___________________________________

This proxy card must be completed, signed by the person registered in the register of members at the close of business in the Cayman Islands on November 3, 2021 (New York time) and returned to the Company’s office (to the attention of: Investor Relations Department) at 7/F, No.8 Sina Plaza, Courtyard 10, the West, Xibeiwang E.R. Haidian District, Beijing 100193, People’s Republic of China, no less than 48 hours before the time appointed for the holding of the Class A Meeting.

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy card will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE CLASS A MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS PROXY CARD MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion.

[4]	This proxy card must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.